FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2003

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index

1.	Press release dated April 29, 2003 (Vidéotron ltée).

    Jean-Paul Galarneau
General Manager, Communications
Videotron ltée
Phone : (514) 380-7383
Cell : (514) 824-0001

Luc Lavoie
Executive Vice-President,
Corporate Affairs,
Quebecor inc.
Phone : (514) 380-1974
Cell : (514) 236-8742

PRESS RELEASE	For immediate release

COLLECTIVE AGREEMENTS SIGNED AT VIDÉOTRON

Montréal, April 29, 2003 – Vidéotron has announced the signing of collective agreements governing its unionized employees in Montréal and Québec City. The contracts were signed this afternoon in the presence of union stewards and representatives from local 1417 in Québec City and local 2815 in Montréal, and the Vidéotron bargaining team.

The collective agreements will enable Vidéotron to resume normal operations and to continue innovating to meet its customers’ current and future needs.

Vidéotron Ltée, a wholly-owned subsidiary of Quebecor Média inc., is an integrated communications company active in cable television, interactive multimedia development and Internet access services. Vidéotron Ltée is a leader in new technologies, thanks to illico, its interactive television system and its high-bandwidth network allowing it to offer, among other services, high-speed cable Internet access, analog and digital TV services. In Quebec, Vidéotron serves 1,440,000 million cable customers; more than 182,000 also subscribe to interactive TV on its digital service illico. Vidéotron is also the leader in high-speed cable Internet access throughout Quebec, with more than 365,000 Internet customers by cable modem and dial-up modem.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/S/ Claudine Tremblay
————————————————
By:   Claudine Tremblay
         Director, Corporate Services and
         Assistant Corporate Secretary

Date: May 2, 2003